Notice to ASX/LSE 13 April 2022 Notice of dividend currency exchange rates – 2021 final and special dividends On 23 February 2022, Rio Tinto announced a final dividend of 417.00 US cents per share and a special dividend of 62.00 US cents per share for the full year ended 31 December 2021, with Rio Tinto Limited shareholders to be paid: • A final dividend of 577.04 Australian cents per ordinary share; and • a special dividend of 85.80 Australian cents per ordinary share; and Rio Tinto plc shareholders to be paid: • a final dividend of 306.72 British pence per ordinary share; and • a special dividend of 45.60 British pence per ordinary share. American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 23 February 2022. The currency exchange rates which apply to Rio Tinto Limited shareholders who elect to receive the final and special dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the final and special dividend in Australian dollars are the currency exchange rates applicable on 12 April 2022, being five business days prior to the dividend payment date. This announcement confirms the currency exchange rates applicable for the 2021 final and special dividends for shareholders who have made a currency election: Declared 2021 final and special dividend Exchange rate final and special dividend per share following currency election Final dividend of 577.04 Australian cents 0.57400 Final dividend of 331.22 British pence Special dividend of 85.80 Australian cents Special dividend of 49.25 British pence Final dividend of 306.72 British pence 1.74215 Final dividend of 534.35 Australian cents Special dividend of 45.60 British pence Special dividend of 79.44 Australian cents The final and special dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 21 April 2022. EXHIBIT 99.10

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com